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January 10, 2025

Via EDGAR

Ms. Jenifer Gallagher

Mr. John Cannarella

Mr. John Coleman

Mr. Karl Hiller

Mr. Michael Purcell

Mr. Timothy Levenberg

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Aurous Resources Amendment No. 4 to Registration Statement on Form F-4 Filed December 20, 2024 File No. 333-280972

Dear Ms. Gallagher, Mr. Cannarella, Mr. Coleman, Mr. Hiller, Mr. Purcell and Mr. Levenberg:

On behalf of our client, Aurous Resources (the “Company” or “Aurous Resources”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 8, 2025, on Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-280972) (the “Registration Statement”) filed with the Commission on December 20, 2024 relating to the proposed business combination, by and among, inter alios, the Company, Blyvoor Gold Resources Proprietary Limited (“Aurous Gold”) and Blyvoor Gold Operations Proprietary Limited (“Gauta Tailings” and, together with Aurous Gold, “Blyvoor”) and Rigel Resource Acquisition Corp (“Rigel,” and together with Aurous Resources and Blyvoor, the “Registrants”).

The Registrants respectfully acknowledge the Staff’s comments. For the Staff’s convenience, the Staff’s comments are repeated below in bold and are followed by the Registrants’ responses. Concurrently with the submission of this letter, the Registrants are filing with the Commission an amendment to the Registration Statement (“Amendment No. 5”) for review. Page references in the text of this response letter correspond to the page numbers of Amendment No. 5. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 5.

January 10, 2025

The Registrants’ responses to the Staff’s comments are as follows:

Amendment No. 4 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 172

1.	Please revise the note reference to the 6,744,268 adjustment to the Trade and other payable account balance on your pro forma condensed combined statement of financial position to refer to note 2c)(iii) rather than note 2c)(iv). In addition, remove the reference to the Median Redemption Scenario in note 2k).

Response: In response to the Staff’s comment, the Registrants have amended the note reference to the trade and other payable account balance on the pro forma condensed combined statement of financial position on page 175 to refer to note 2c)(iii) rather than note 2c)(iv). In addition, the Registrants have removed the reference to the Median Redemption Scenario in note 2k) on page 182.

2.	We note adjustment 2b) reflects R133,700,250 of proceeds from the assumed PIPE Financing in cash and cash equivalents and adjustment 2c)(ii)(a) reflects R74,770,221 of PIPE financing costs in accounts payable. Please clarify why you have elected to depict R74,770,221 of PIPE financing costs as a component of accounts payable rather than assuming such costs were paid in cash contemporaneous with the PIPE financing.

Response: The Registrants respectfully acknowledge the Staff’s comment and note for the Staff that they have revised adjustment 2c)(ii)(a) to the Unaudited Pro Forma Condensed Combined Financial Information and the corresponding note on page 178 to clarify that the PIPE financing costs are expected to be paid in cash contemporaneously with the Closing.

3.	We note adjustment 2c)(iv) reflects R21,121,627 of Receivable due from Sponsor under the maximum redemption scenario. Please clarify if the Sponsor intends to comply with its obligation to fund the R21,121,627 at the time of the business combination.

Response: The Registrants respectfully acknowledge the Staff’s comment and note for the Staff that they have revised the note for adjustment 2c)(iv) on page 179 to clarify that the Sponsor intends to comply with its obligation to fund the R21,121,627 at the time of the business combination. Accordingly, the Registrants have included an adjustment to cash and cash equivalents to indicate in the Unaudited Pro Forma Condensed Combined Statement of Financial Position.

January 10, 2025

Exhibits and Financial Statement Schedules, page II-2

4.	The Consent of Independent Registered Accounting Firm included as Exhibit 23.5 references their report dated July 24, 2024, except for the effects of the restatement disclosed in Notes 39 and 40, as to which the date is September 20, 2024, and the effects of the restatement disclosed in Note 41, as to which the date is December 20, 2024 relating to the consolidated financial statements of Blyvoor Gold Resources Proprietary Limited. However, the audit report on page F-127 is dated December 6, 2024 for the effects of the restatement disclosed in Note 41. Please obtain and file and updated consent that references the correct date of the audit opinion.

Response: The Registrants respectfully advise the Staff that the Consent of Independent Registered Accounting Firm included as Exhibit 23.5 has been updated to reference the correct date of the audit report on page F-127 with respect to the effects of the restatement disclosed in Note 41, being December 6, 2024.

Sincerely,

/s/ David Dixter
David Dixter
of Milbank LLP

cc:	Jonathan Lamb

Chief Executive Officer
Rigel Resource Acquisition Corp.
7 Bryant Park
1045 Avenue of the Americas, Floor 25
New York, NY 10018

Alan Smith
Director
Aurous Resources
Inanda Greens Business Park, Block A Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

January 10, 2025

Richard Floyd
Chief Executive Officer
Blyvoor Gold Resources (Proprietary) Ltd and Blyvoor Gold Operations (Proprietary) Ltd
Inanda Greens Business Park, Block A Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

Iliana Ongun
Milbank LLP
100 Liverpool Street
London, UK EC2M 2AT

Joshua G. DuClos
George J. Vlahakos
Zach Shub-Essig
John W. Stribling
Sidley Austin LLP
787 7th Avenue
New York, NY 10019